l:\secfiles\11-K\gmpsp\hourly.doc3

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the fiscal year ended December 31, 1993
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934



For the transition period from                       to
                               ---------------------    ---------------------



Commission file number 2-88284
                       -------





                      THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                   FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    ---------------------------------------------
                              (Full title of the plan)



                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)



Registrant's telephone number, including area code (313)-556-5000



          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                            David J. FitzPatrick
                                            Chief Accounting Officer
                                            General Motors Corporation
                                            3044 West Grand Blvd.
                                            Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------
(a)  FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES         Page No.
     ------------------------------------------------------         --------

     The General Motors Personal Savings Plan for
       Hourly-Rate Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .     3
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1993 and 1992     4
         Statements of Net Assets Available for Benefits,
           December 31, 1993 and 1992  . . . . . . . . . . . . . .     6
         Notes to Financial Statements . . . . . . . . . . . . . .     8
         Supplemental Schedules:
           Item 27a-Schedule of Assets Held for Investment
             Purposes, December 31, 1993 . . . . . . . . . . . . .    12
           Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1993. . . . . . . . . . . . .    13
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors. . . . . . . . .    14





                                      SIGNATURE

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              -----------------------------
                                                      (Name of Plan)


Date     June 29, 1994           By:
     -------------------


                                              s/John F. Smith, Jr.
                                              -------------------------
                                              (John F. Smith, Jr., Chairman
                                              President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for purposes of additional analysis of the basic financial statements rather than to present net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and the supplemental schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated when considered in relation to the basic financial statements taken as a whole.



s/DELOITTE & TOUCHE
DELOITTE & TOUCHE

Detroit, Michigan
June 24, 1994

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                     Supplemental Information by Fund
                                                 -----------------------------------------------------------------------
                                                                                   U.S.
                                                  Corporation                   Government        Equity     Participant
                                     Total       Common Stocks    Income Fund  Savings Bonds    Index Fund      Loans
                                 -------------   -------------   ------------- -------------   -----------   -----------
INVESTMENT INCOME:
  Dividends...................     $18,642,495     $12,433,692              $-            $-    $6,208,803            $-
  Interest....................     102,801,519         167,448      93,173,038         6,048        71,679     9,383,306
                                 -------------     -----------   -------------    ----------    ----------   -----------

    Total investment income...     121,444,014      12,601,140      93,173,038         6,048     6,280,482     9,383,306

NET APPRECIATION ON ASSETS HELD,
  SOLD, OR DISTRIBUTED TO
  PARTICIPANTS................     376,065,565     359,786,185               -     1,050,596    15,228,784             -

TAX DEFERRED CONTRIBUTIONS....     333,505,084      63,631,509     212,312,445     2,643,536    54,917,594             -

TRANSFERS BETWEEN INVESTMENT
  OPTIONS.....................               -   (205,077,317)     141,393,978             -    38,465,802    25,217,537

DISTRIBUTIONS TO PARTICIPANTS.   (111,944,132)    (29,858,669)    (68,457,792)     (916,700)   (6,562,144)   (6,148,827)
                                 -------------     -----------   -------------    ----------   -----------   -----------

INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS
  DURING THE YEAR.............     719,070,531     201,082,848     378,421,669     2,783,480   108,330,518    28,452,016

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF THE YEAR.................   2,015,824,722     584,047,542   1,096,575,575    15,711,122   169,144,480   150,346,003
                                 -------------     -----------   -------------    ----------   -----------   -----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF THE YEAR.  $2,734,895,253    $785,130,390  $1,474,997,244   $18,494,602  $277,474,998  $178,798,019
                                 =============     ===========   =============    ==========   ===========   ===========


                                       Reference should be made to the Notes to Financial Statements.

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                     Supplemental Information by Fund
                                                 -----------------------------------------------------------------------
                                                                                   U.S.
                                                  Corporation                   Government        Equity     Participant
                                     Total       Common Stocks    Income Fund  Savings Bonds    Index Fund      Loans
                                 -------------   -------------   ------------- -------------   ------------  -----------

INVESTMENT INCOME:
  Dividends...................     $25,179,123     $21,233,653              $-            $-    $3,945,470            $-
  Interest....................      88,868,627         144,789      79,145,607       862,908       111,833     8,603,490
                                 -------------     -----------    ------------    ----------   -----------   -----------

    Total investment income...     114,047,750      21,378,442      79,145,607       862,908     4,057,303     8,603,490

NET APPRECIATION
  ON ASSETS HELD, SOLD, OR
  DISTRIBUTED TO PARTICIPANTS.      78,610,419      71,053,081               -             -     7,557,338             -

TAX DEFERRED CONTRIBUTIONS....     349,745,751      75,210,069     224,105,363     2,695,432    47,734,887             -

TRANSFERS BETWEEN INVESTMENT
  OPTIONS.....................               -    (33,636,183)    (19,583,357)             -    13,760,941    39,458,599

DISTRIBUTIONS TO PARTICIPANTS.    (56,288,099)    (14,172,301)    (38,482,308)     (574,731)   (2,234,827)     (823,932)

TRANSFERS TO OTHER QUALIFIED
  PLANS.......................       (567,408)       (193,408)       (281,294)       (3,438)      (89,268)             -
                                 -------------     -----------    ------------    ----------   -----------   -----------

INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS
  DURING THE YEAR.............     485,548,413     119,639,700     244,904,011     2,980,171    70,786,374    47,238,157

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF THE YEAR.................   1,530,276,309     464,407,842     851,671,564    12,730,951    98,358,106   103,107,846
                                 -------------     -----------    ------------    ----------   -----------   -----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF THE YEAR   $2,015,824,722    $584,047,542  $1,096,575,575   $15,711,122  $169,144,480  $150,346,003
                                 =============     ===========   =============    ==========   ===========   ===========


                                       Reference should be made to the Notes to Financial Statements.

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                              DECEMBER 31, l993
                                                                     Supplemental Information by Fund
                                                 -----------------------------------------------------------------------
                                                                                   U.S.
                                                  Corporation                   Government        Equity     Participant
                                     Total       Common Stocks   Income Fund   Savings Bonds    Index Fund      Loans
                                 -------------   -------------  -------------- -------------  -------------  -----------
ASSETS:
INVESTMENTS:
  General Motors common stock,
    $1-2/3 par value, at quoted
    market value (13,591,439
    shares; cost $517,206,072)..  $751,776,470    $751,776,470              $-            $-            $-            $-
  General Motors Class E common
    stock, $0.10 par value, at
    quoted market value (288,645
    shares; cost $1,496,528)....     8,460,907       8,460,907               -             -             -             -
  General Motors Class H common
    stock, $0.10 par value, at
    quoted market value (116,674
    shares; cost $2,062,525)....     4,564,870       4,564,870               -             -             -             -
  Guaranteed investment contracts
    stated at cost plus
    accumulated interest........ 1,483,210,221               -   1,483,210,221             -             -             -
  United States Government
    Savings Bonds at scheduled
    redemption value
    (cost $15,051,413)..........    18,364,259               -               -    18,364,259             -             -
  Equity Index Fund at estimated
    market value
    (cost $233,050,340).........   272,873,408               -               -             -   272,873,408             -
  Loans to Participants.........   178,798,019               -               -             -             -   178,798,019
                                 -------------     -----------   -------------    ----------   -----------   -----------
    Total investments........... 2,718,048,154     764,802,247   1,483,210,221    18,364,259   272,873,408   178,798,019
TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS....             -       8,579,229     (8,321,132)             -     (258,097)             -
CASH AND TEMPORARY
  INVESTMENTS...................    20,974,196      15,876,011         108,155       130,343     4,859,687             -
                                 -------------     -----------   -------------    ----------   -----------   -----------
    TOTAL ASSETS................ 2,739,022,350     789,257,487   1,474,997,244    18,494,602   277,474,998   178,798,019
LIABILITIES:
LOANS OUTSTANDING...............     4,127,097       4,127,097               -             -             -             -
                                 -------------     -----------   -------------    ----------   -----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS......................$2,734,895,253    $785,130,390  $1,474,997,244   $18,494,602  $277,474,998  $178,798,019
                                 =============     ===========   =============    ==========   ===========   ===========

                                       Reference should be made to the Notes to Financial Statements.

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                              DECEMBER 31, l992
                                                                     Supplemental Information by Fund
                                                 -----------------------------------------------------------------------
                                                                                   U.S.
                                                  Corporation                   Government        Equity     Participant
                                     Total       Common Stocks   Income Fund   Savings Bonds    Index Fund      Loans
                                 -------------   -------------  -------------  -------------   ------------  -----------
ASSETS:
INVESTMENTS:
  General Motors common stock,
    $1-2/3 par value, at quoted
    market value (17,485,847
    shares; cost $622,038,209)..  $566,104,297    $566,104,297             $-             $-            $-            $-
  General Motors Class E common
    stock, $0.10 par value, at
    quoted market value (322,416
    shares; cost $1,369,320)....    10,579,275      10,579,275              -              -             -             -
  General Motors Class H common
    stock, $0.10 par value, at
    quoted market value (129,053
    shares; cost $2,241,800)....     3,282,786       3,282,786              -              -             -             -
  Guaranteed investment contracts
    stated at cost plus
    accumulated interest........ 1,100,660,939               -  1,100,660,939              -             -             -
  United States Government
    Savings Bonds at scheduled
    redemption value
    (cost $13,293,721)..........    15,669,849               -              -     15,669,849             -             -
  Equity Index Fund at estimated
    market value
    (cost $139,906,784).........   164,783,692               -              -              -   164,783,692             -
  Loans to Participants.........   150,345,329               -              -              -             -   150,345,329
                                 -------------     -----------  -------------     ----------   -----------   -----------
    Total investments........... 2,011,426,167     579,966,358  1,100,660,939     15,669,849   164,783,692   150,345,329
TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS....             -       4,003,413    (4,123,668)              -       120,255             -
CASH AND TEMPORARY
  INVESTMENTS...................     4,398,555          77,771         38,304         41,273     4,240,533           674
                                 -------------     -----------  -------------     ----------   -----------   -----------

NET ASSETS AVAILABLE FOR
  BENEFITS......................$2,015,824,722    $584,047,542 $1,096,575,575    $15,711,122  $169,144,480  $150,346,003
                                 =============     ===========  =============     ==========   ===========   ===========

                                       Reference should be made to the Notes to Financial Statements.

                      THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                   FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES


                            NOTES TO FINANCIAL STATEMENTS
PLAN DESCRIPTION

General Motors Corporation (the "Corporation") and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW (the "Union"), on behalf of the employees covered by the Collective Bargaining Agreement, established The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") effective December 30, 1983. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees, with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible hourly-rate employees with pre-tax voluntary savings opportunities. The following brief description of the Plan is provided for general informational purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description (as amended through January 1, 1991).

    Participation
    -------------

    Hourly-rate employees covered by the Collective Bargaining Agreement described above are eligible to participate in the Plan if they have attained 90 days of seniority. Participation in the Plan is voluntary.

    Employee Contributions
    ---------------------

    Employees may elect to contribute 100% of their Profit Sharing distribution, provided such amount is in excess of the minimum payment, and up to 15% of eligible weekly earnings, up to a limit of $8,994 on a tax deferred basis. In 1992, up to 15% of eligible weekly earnings or $8,728 could be contributed by an employee on a tax deferred basis. These tax deferred contributions are excluded from the employee's taxable income until such amounts are distributed to the employee from the Plan. Newly hired employees may elect to make a rollover contribution from a previous employer's qualified plan.

    Investment Options
    ------------------

    Employee contributions to the Plan may be invested, in 25% increments, in any of the options that follow.

         General Motors Common Stock, $1-2/3 par value
         ---------------------------------------------

         Under this Investment Option, an employee's savings are invested in General Motors common stock, $1-2/3 par value.

         Income Fund
         -----------

         Under this Investment Option, the investment manager has agreed to provide the return of an employee's savings and earnings at a specified annual interest rate. The amounts in this fund are managed by several insurance companies. The annual rates of return, contract periods, fund managers, and investment contracts are on the next page.

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

              Annual
               Rate
  Period of     of            Contract                     Fund           Investment
Contribution  Return           Period                     Manager         Contracts
- ------------ ------- ----------------------------- ------------------- --------------
   1993       6.32%  Jan. 1, 1993 to Dec. 31, 1997 Principal Mutual    $  431,897,389*
   1992       7.14%  Jan. 1, 1992 to Dec. 31, 1996 Metropolitan Life      254,845,059*
   1991       8.76%  Jan. 1, 1991 to Dec. 31, 1995 Metropolitan Life      179,554,239*
   1990       6.39%  Jan. 1, 1990 to Dec. 31, 1997 New York Life          138,182,728*
   1989       8.57%  Jan. 1, 1989 to Dec. 31, 1993 Prudential Ins. Co.    152,658,042*
   1988       7.51%  Jan. 1, 1992 to Dec. 31, 1996 New York Life          134,858,021*
   1987       8.93%  Jan. 1, 1991 to Dec. 31, 1995 New York Life           59,568,883
   1986       6.39%  Jan. 1, 1990 to Dec. 31, 1997 New York Life           80,273,951
   1985       9.19%  Jan. 1, 1989 to Dec. 31, 1993 Provident National      51,371,909
                                                                       --------------
                                                                       $1,483,210,221
                                                                       ==============
         *Represents 5% or more of Net Assets Available for Benefits.

         The 1992 and 1991 contracts under this option are with Metropolitan Life who served as the Recordkeeper for the Plan through June 30, 1992. Effective July 1, 1992, the recordkeeping function of the Plan was assumed by Bankers Trust Company.

         United States Government Savings Bonds
         --------------------------------------
         Under this Investment Option, an employee's savings will be invested in United States Government Series EE Savings Bonds. Currently, the Federal government guaranteed the interest rate on the Bonds issued prior to March 1, 1993 at the greater of 6.0% or 85% of the aggregate average return on five-year United States Treasury securities, compounded semi-annually, provided the Bonds are held at least five years from the issue date. Bonds purchased as of March 1, 1993 earn a minimum rate of 4%.

         Equity Index Fund
         -----------------
         Under this Investment Option, an employee's savings will be invested in a portfolio of common stocks of large companies which operate in a wide variety of industries and market sectors. This portfolio is designed to match the performance of the "Standard and Poor's 500 Index."

    Vesting
    -------
    Employee contributions and all earnings thereon vest immediately.

    Distributions
    -------------
    Employees may withdraw their tax-deferred savings after they reach age 59-1/2. Prior to age 59-1/2, only withdrawals due to termination of employment, death, Total and Permanent Disability, or Financial Hardship (as defined in the Plan's "Complete Text") are allowed.

    In the event a distribution to an employee or his beneficiary cannot be made because the identity or location cannot be determined after reasonable efforts, and the settlement remains undeliverable for a period of one year from the processing date, the assets will be liquidated and deposited into the trust fund. All liability for payment thereof shall thereupon terminate. Any assets liquidated will be (1) paid to the employee or beneficiary if the identity or location is subsequently determined, or (2) applied to reduce reasonable administrative expenses of the Plan.

    The amounts of distributions payable to Participants included in net assets available for benefits were $6,589,368 and $2,020,662 as of December 31, 1993 and 1992, respectively.

    Transfers
    ---------
    Participants may transfer assets to and from each investment option, other than the United States Government Savings Bonds Investment Option, once each month.

    Assets valued below $500 can be transferred between funds, provided all assets in the option are transferred.

                      THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                   FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

    Loans
    -----
    Once each year, employees may borrow from their Plan accounts including current year contributions, except for assets in the United States Government Savings Bonds Investment Option. The amount and term of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate on all new loans. Interest paid on the loans is credited back to the borrowing employee's account in the Plan.

    The amount of authorized new but not disbursed loans included in net assets available for benefits were $2,140,233 and $2,019,757 as of December 31, 1993 and 1992, respectively.

    Termination of The Plan
    -----------------------
    Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:

       - Corporation Common Stocks - at market value which has been determined at the mean of the high and low quoted market prices.

       - Guaranteed Investment Contracts - at cost plus accumulated interest as determined by the investment managers.

       - United States Government Savings Bonds - at scheduled redemption value.

       - Equity Index Fund - at the quoted market prices of the assets in the fund as determined by the investment manager.

    o General Motors common stock, $1-2/3 par value, acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or obtained from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the Participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to Participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of transactions for such month.

    o The Plan has an established line of credit with NationsBank of N.C., N.A. in the amount of $37,500,000. This line of credit is held for the purpose of funding participant settlements. All administrative costs and interest associated with the line of credit are paid by the Corporation. As of 12/31/93, the Plan has an outstanding payable to NationsBank in the amount of $4,127,097.

    o Net appreciation (depreciation) in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o Securities transactions are recorded on the dates the trades are executed.

    o  Investment income is recorded in the year earned.

                      THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                   FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

STOCK DISTRIBUTIONS

Investments in General Motors Class E common stock and Class H common stock resulted from amounts transferred to the Plan from the General Motors Employee Stock Ownership Plan for Hourly-Rate Employees in the United States (the "ESOP"), which terminated on March 31, 1989, and from certain stock distributions declared by the Corporation's Board of Directors and reinvestment of earnings thereon.

VOTING RIGHTS

Voting rights are extended to Participants in proportion to their ownership interest in Corporation Common Stocks.

FEDERAL INCOME TAXES

In March 1991, the Plan was determined by the Internal Revenue Service (the "IRS") to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan has been amended since the effective date included in the determination by the Internal Revenue Service. However, the Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. The United States Federal income tax status of the employee with respect to the Plan is described in the Complete Text of the Plan.

SUBSEQUENT EVENTS

Several modifications have been made to the Personal Savings Plan. The principal modifications, all of which became effective January 1, 1994 unless otherwise indicated, are:

   . Participants may save up to 18% of eligible earnings on a pre-tax basis;

   . The definition of "eligible earnings" is expanded to include almost all compensation received from the Corporation, including overtime, night shift, and seven-day premiums.

   . Participants may invest savings and deferred Profit Sharing distributions in 10% increments.

   . The $500 minimum amount on transfer of assets is eliminated.

   . U.S. Savings Bonds are eliminated as an investment option.

   . A blended rate was adopted for assets invested in the Income Fund in 1994, and rather than being determined annually, the specified annual interest rate will be determined monthly and is expected to be within a range between 5.2% and 5.7%.

   . The suspension period is eliminated after two age 59-1/2 withdrawals.

   . Participants are permitted to transfer and withdraw Class E and Class H common stocks independent of GM common stock.

   . Effective April 1, 1994, a new option, the Balanced Fund, will be added to the existing investment options.

   . Another new option, "Mutual Funds," will be added to the existing investment options as soon as practicable.

                                     * * * * *

                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                                          Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                              DECEMBER 31, 1993


                                                                      Current
                                                        Cost           Value
                                                   --------------  --------------

*General Motors common stock, $1-2/3 par value
  (13,591,439 shares)..........................      $517,206,072    $751,776,470
                                                   --------------  --------------
*General Motors Class E common stock,
  $0.10 par value (288,645 shares).............         1,496,528       8,460,907
                                                   --------------  --------------
*General Motors Class H common stock,
  $0.10 par value (116,674 shares).............         2,062,525       4,564,870
                                                   --------------  --------------

Insurance Contracts:

  Fund Manager             Contract      Rate
  ----------------------   ----------    -----
   Metropolitan Life            12835    7.14%        254,845,059     254,845,059
   Metropolitan Life            12014    8.76%        179,554,239     179,554,239
   Prudential Ins. Co.     GA5590-212    8.57%        152,658,042     152,658,042
   New York Life              GA06363    7.51%        134,858,021     134,858,021
   New York Life              GA05999    8.93%         59,568,883      59,568,883
   New York Life           GA6363-002    6.39%         80,273,951      80,273,951
   New York Life           GA6363-003    6.39%        138,182,728     138,182,728
   Principal Mutual          GA4-5451    6.32%        431,897,389     431,897,389
   Provident National       027-04418    9.19%         51,371,909      51,371,909
                                                   --------------  --------------
    Total Insurance Contracts..................     1,483,210,221   1,483,210,221
                                                   --------------  --------------

United States Government Savings Bonds -
  Series EE at scheduled redemption value......        15,051,413      18,364,259
                                                   --------------  --------------

Equity Index Fund..............................       233,050,340     272,873,408
                                                   --------------  --------------

Loans to Participants..........................       178,798,019     178,798,019
                                                   --------------  --------------

Total Investments..............................    $2,430,875,118  $2,718,048,154
                                                   ==============  ==============

 *Party-in-Interest



                                                  THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                                               FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                                                Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1993
                                                       SERIES REPORTABLE TRANSACTIONS


   Column A           Column B       Col C   Col D     Column E      Column F     Column G
- --------------   -----------------   ------  ------  ------------  ------------  ----------

                                                        Total         Total
  Identity of                        No. of  No. of  Dollar Value  Dollar Value   Net Gain
  Party/Broker      Description      Purch.  Sales   of Purchases    of Sales      (Loss)
- ---------------  -----------------   ------  ------  ------------  ------------  ----------
                                                          $             $             $
Morgan Guaranty  General Motors
                 common stock,
                 $1-2/3 par value      37      -     237,187,842             -            -

*Bankers Trust   General Motors
                 common stock,
                 $1-2/3 par value       -    106               -   404,392,212   57,852,299

Wells Fargo      Money Market Fund     33     23      85,728,902    88,733,594            -

New York Life    Investment
  Insurance Co.  Income
                 Contract 6.39%        25     36     150,848,394    13,041,217            -

Principal Mutual Investment
                 Income
                 Contract 6.32%        95     13     500,922,692    70,152,154            -









 *Party-in-Interest.























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